SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 14 November 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the party to the offer making the disclosure:	British Telecommunications PLC
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	Tikit Group PLC
(d) Is the party to the offer making the disclosure the offeror or the offeree?	OFFEROR
(e) Date position held:	14 November 2012
(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	YES If YES, specify which : Disclosure made in Rule 2.7 announcement dated 14 November 2012

2.         POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	None		None
(2) Derivatives (other than options):	None		None
(3) Options and agreements to purchase/sell:	None		None
TOTAL:	None		None

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b) Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	None

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)        Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):

Name	Number of Tikit Shares	Percentage of issued share capital of Tikit (excluding shares under option)
Mike McGoun1	537,253	3.65
David Lumsden2	271,123	1.84
Mike Kent3	10,000	0.07
Simon Hill	170,494	1.16
Nicholas Briant	6,500	0.04
Neville Davis	35,000	0.24

Notes:

1
The irrevocable undertaking given by Mike McGoun relates to 316,620 Tikit Shares beneficially owned by members of his immediate family. All of the Tikit Shares which are the subject of the irrevocable undertaking given by Mike McGoun are registered in the name of Fitel Nominees Limited.

2.
The irrevocable undertaking given by David Lumsden relates to 149,167 Tikit Shares beneficially owned by members of his immediate family and registered in the name of Rock (Nominees) Limited. 37,298 Tikit Shares which are the subject of the irrevocable undertaking given by David Lumsden are registered in the name of Brewin Nominees Limited.

3.	The Tikit Shares the subject of the irrevocable undertaking given by Mike Kent are registered in the name of Rock (Nominees) Limited.

Each irrevocable undertaking shall lapse on the date falling 12 months after the date of the irrevocable undertaking, and prior to such date, if, inter alia:

(a)
BT announces, with the consent of the Panel, that it does not intend to proceed with the Scheme and no Takeover Offer or revised or replacement Scheme is announced in accordance with Rule 2.7 of the Code at the same time;

(b)
the Scheme lapses or is withdrawn and no Takeover Offer or revised or replacement Scheme has been announced, in accordance with Rule 2.7 of the Code, in its place or is announced, in accordance with Rule 2.7 of the Code, at the same time; and

(c)	BT announces publicly that it is implementing the Offer by way of the Takeover Offer and such Takeover Offer:

(i)	does not become wholly unconditional on or before the date being six months following the publication of the offer document in respect of such Takeover Offer; or

(ii)	closes or lapses.

3. POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:
None

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	14 November 2012
Contact name:	Daniel Fitz, General Counsel Damien Maltarp, Director, Investor Relations
Telephone number:	0207 356 6279 (Daniel Fitz) 0207 356 4909 (Damien Maltarp)

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 14 November 2012